UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
             TO RULES 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2 (b)

                              (AMENDMENT NO.  )*

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                (Name of Issuer)

                        ORDINARY SHARES, S$0.26 PAR VALUE
                         (Title of Class of Securities)

                                    16133R106
                                 (CUSIP Number)

                                October 10, 2002
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which Schedule is filed:

    [X]    Rule 13d-1 (b)

    [ ]    Rule 13d-1 (c)

    [ ]    Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------------------------              ---------------------------------
      CUSIP No. 16133R106
---------------------------------              ---------------------------------
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Merrill Lynch & Co., Inc
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                           5       SOLE VOTING POWER

                           None
NUMBER OF SHARES           -----------------------------------------------------
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON           275,157,545 ordinary shares.  MLI also owns
WITH                       convertible bonds convertible into 352,437 ordinary
                           shares
                           -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

                           None
                           -----------------------------------------------------
                           8       SHARED DISPOSITIVE POWER

                           275,157,545 ordinary shares.  MLI also owns
                           convertible bonds convertible into 352,437 ordinary shares
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        275,157,545 ordinary shares; convertible bonds convertible into
        352,437 ordinary shares
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        11.0% as at October 31, 2002. Including the ordinary shares into which the convertible bonds are convertible, the reporting person additionally beneficially owns less than 0.1% of the ordinary shares. The aggregate percentage beneficially owned by the reporting person is therefore 11.0% of the ordinary shares.
--------------------------------------------------------------------------------
12      TYPE OF PERSON REPORTING*

        HC, CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

---------------------------------              ---------------------------------
      CUSIP No. 16133R106
---------------------------------              ---------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                           5       SOLE VOTING POWER

                           390,860 ordinary shares
NUMBER OF SHARES           -----------------------------------------------------
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON           275,157,545 ordinary shares.  MLI also owns
WITH                       convertible bonds convertible into 352,437 ordinary
                           shares
                           -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

                           390,860 ordinary shares
                           -----------------------------------------------------
                           8       SHARED DISPOSITIVE POWER

                           275,157,545 ordinary shares.  MLI also owns
                           convertible bonds convertible into 352,437 ordinary shares
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        275,157,545 ordinary shares; convertible bonds convertible into
        352,437 ordinary shares
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        11.0% as at October 31, 2002. Including the ordinary shares into which the convertible bonds are convertible, the reporting person additionally beneficially owns less than 0.1% of the ordinary shares. The aggregate percentage beneficially owned by the reporting person is therefore 11.0% of the ordinary shares.
--------------------------------------------------------------------------------
12      TYPE OF PERSON REPORTING*

        BD, CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

---------------------------------              ---------------------------------
      CUSIP No. 16133R106
---------------------------------              ---------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Merrill Lynch International
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        England
--------------------------------------------------------------------------------
                           5       SOLE VOTING POWER

                           274,766,685 ordinary shares.  MLI also owns
                           convertible bonds convertible into 352,437 ordinary
NUMBER OF                  shares
SHARES                     -----------------------------------------------------
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY EACH
REPORTING                  275,157,545 ordinary shares.  MLI also owns
PERSON WITH                convertible bonds convertible into 352,437 ordinary
                           shares
                           -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

                           274,766,685 ordinary shares.  MLI also owns
                           convertible bonds convertible into 352,437 ordinary shares
                           -----------------------------------------------------
                           8       SHARED DISPOSITIVE POWER

                           275,157,545 ordinary shares.  MLI also owns
                           convertible bonds convertible into 352,437 ordinary shares
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        275,157,545 ordinary shares; convertible bonds convertible into
        352,437 ordinary shares
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        11.0% as at October 31, 2002. Including the ordinary shares into which the convertible bonds are convertible, the reporting person additionally owns less than 0.1% of the ordinary shares. The aggregate percentage owned by the reporting person is therefore approximately 11.0% of the ordinary shares.
--------------------------------------------------------------------------------
12      TYPE OF PERSON REPORTING*

        BD, CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(a).  NAME OF ISSUER

          The name of the issuer is Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          The principal executive offices of the Issuer are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406.

ITEM 2(a).  NAME OF PERSON FILING

          The persons filing this Statement are (i) Merrill Lynch & Co. Inc., ("ML & Co.), a company organized under the laws of the State of Delaware, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") and (iii) Merrill Lynch International Ltd., a company organized under the laws of England ("MLI") and an indirect, wholly owned subsidiary of ML & Co.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          Merrill Lynch & Co.
          World Financial Center, North Tower
          250 Vesey Street
          New York, NY 10381

          Merrill Lynch, Pierce, Fenner & Smith Incorporated
          World Financial Center, North Tower
          250 Vesey Street
          New York, NY 10381

          Merrill Lynch International
          Ropemaker Place
          25 Ropemaker Street
          London EC2Y 9LY

ITEM 2(c).  CITIZENSHIP

          See Item 4 of Cover Pages

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

          Ordinary Shares, S$0.26 par value per share (the "Ordinary Shares").

ITEM 2(e).  CUSIP NUMBER

          See Cover Page

ITEM 3.

          ML & Co. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

          MLPFS is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934.

          MLI, a London-based broker-dealer in securities, is a member of the International Securities Markets Association and its activities are regulated by the U.K. Securities and Futures Authority Limited and the London Stock Exchange. MLI is eligible to file this statement of beneficial ownership on Schedule 13G pursuant to a November 24, 1993 no-action letter from the Securities and Exchange's Commission's Division of Corporation Finance (1993 SEC No-Act. LEXIS 1121 (November 24, 1993)).


ITEM 4.     OWNERSHIP

          (a) Amount beneficially owned:

              See Item 9 of Cover Pages.

          (b) Percent of class:

              See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

              See Item 5 of Cover Pages

              (ii)  Shared power to vote or to direct the vote

              See Item 6 of Cover Pages

              (iii) Sole power to dispose or to direct the disposition

              See Item 7 of Cover Pages

              (iv)  Shared power to dispose or to direct the disposition

              See Item 8 of Cover Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ML & Co. is a parent holding company, and MLPFS is a wholly owned direct subsidiary of ML & Co. MLI is an indirect wholly owned subsidiary of ML & Co. MLI, a reporting person on this Schedule 13G, has an interest that relates to more than 5% of the class of securities reported herein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ML & Co. is a parent holding company.

MLPFS is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. MLPFS is a wholly owned direct subsidiary of ML & Co.

MLI is a London-based broker-dealer in securities which provides its customers with general investment banking, advisory, dealing and corporate finance services, organized under the laws of England and Wales. MLI is an indirect wholly owned subsidiary of ML & Co.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Although ML & Co., MLPFS and MLI are affiliates and have determined to file jointly, the reporting persons are of the view that their affiliation does not cause them to be acting as a group with in the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "1934 Act").

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10.    CERTIFICATIONS

     By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Merrill Lynch & Co., Inc.

November 11, 2002                      /s/ Lawrence M. Egan Jr.
                                       -----------------------------------------
                                       Name:  Lawrence M. Egan Jr.
                                       Title: Attorney-in-Fact*


                                       Merrill Lynch, Pierce, Fenner & Smith
                                       Incorporated

November 11, 2002                      /s/ Lawrence M. Egan Jr.
                                       -----------------------------------------
                                       Name:  Lawrence M. Egan Jr.
                                       Title: Attorney-in-Fact**


                                       Merrill Lynch International

November 11, 2002                      /s/ J. David Montague
                                       -----------------------------------------
                                       Name: J. David Montague
                                       Title: Director***


* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit A.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached hereto as Exhibit B.

*** Evidence of authority to sign on behalf of MLI is set forth in a Certificate of Incumbency dated November 6, 2002 and included as Exhibit C to this Schedule 13G.

                            Exhibit A to Schedule 13G


                                Power of Attorney

The undersigned, Merrill Lynch & Co., Inc. (the Corporation), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead
(i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and /or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16 (a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.



                               MERRILL LYNCH & CO., INC.


                               By:     /s/ David H. Komansky
                               Name:   David H. Komansky
                               Title:  President and Chief Operating Officer

                            Exhibit B to Schedule 13G


                                Power of Attorney

The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Corporation), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 25th day of February, 1995.



                              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


                              By:     /s/ David H. Komansky
                              Name:   David H. Komansky
                              Title:  President and Chief Operating Officer

                            Exhibit C to Schedule 13G


CERTIFICATE OF INCUMBENCY


I, Debra A. Searle, Company Secretary of MERRILL LYNCH INTERNATIONAL a company organised and existing under the laws of England and Wales with its registered office at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, England do hereby confirm that J. David Montague is a duly appointed Director of the Company and, as such, is authorised to sign on behalf of the Company. I further confirm that the signature which appears below is the true specimen signature of J. David Montague.

                                        /s/ J. David Montague
                                        Name: J. David Montague


/s/ Debra A. Searle
Debra A. Searle
Company Secretary

Dated 6 November 2002

                            Exhibit D to Schedule 13G


                             JOINT FILING AGREEMENT


         The undersigned hereby agree that this Schedule 13G (the Schedule 13G"), with respect to the ordinary shares issued by Chartered Semiconductor Manufacturing Ltd. is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. Each of the undersigned further agrees that Merrill Lynch & Co., Inc. may file the Schedule 13G, and any and all amendments thereto, on its behalf. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 11th day of November, 2002.

                                        Merrill Lynch & Co., Inc.


                                        /s/ Lawrence M. Egan Jr.
                                        Name: Lawrence M. Egan Jr.*
                                        Title: Attorney-In-Fact

* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit A to the Schedule 13G and incorporated herein by reference.


                                        Merrill Lynch, Pierce, Fenner & Smith
                                        Incorporated


                                        /s/ Lawrence M. Egan Jr.
                                        Name: Lawrence M. Egan Jr.**
                                        Title: Attorney-In-Fact

** Signed pursuant to a power of attorney, dated February 25, 1995, included as Exhibit B to the Schedule 13G and incorporated herein by reference.


                                        Merrill Lynch International


                                        /s/ J. David Montague
                                        Name: J. David Montague***
                                        Title: Attorney-In-Fact

*** Signed pursuant to a Certificate of Incumbency dated November 6, 2002 and included as Exhibit C to the Schedule 13G and incorporated herein by reference.